Page 1 of 11 Pages
                         Exhibit Index Appears on Page 10

                                           OMB APPROVAL
                                           OMB Number:         3235-0145
                                           Expires:     October 31, 1994
                                           Estimated average burden
                                           hours per form..........14.90

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.     )*

                        Westcott Communications, Inc.
                               (Name of Issuer)

                   Common Stock, par value $0.01 par value
                         (Title of Class of Securities)

                                     95752F106
                                  (CUSIP Number)

                                 Thomas W. Smith
                                323 Railroad Avenue
                   Greenwich, CT  06830        (203) 661-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                              February 12, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 2 of 11 Pages

CUSIP NO.  95752F106

 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

          Thomas W. Smith

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [ ]
          (b)  [x]


 3        SEC USE ONLY

 4        SOURCE OF FUNDS*

          00 (Funds of Managed Accounts), PF


 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)     [ ]

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES               7  SOLE VOTING POWER                173,540
BENEFICIALLY                   8  SHARED VOTING POWER              840,000
OWNED BY EACH                  9  SOLE DISPOSITIVE POWER           173,540
REPORTING PERSON WITH         10  SHARED DISPOSITIVE POWER         840,000


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,013,540

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.13%

14       TYPE OF REPORTING PERSON*

          IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                  2 of 7

                                                            Page 3 of 11 Pages

CUSIP NO.  95752F106

 1        NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas N. Tryforos

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [ ]
          (b)  [x]


 3        SEC USE ONLY

 4        SOURCE OF FUNDS*

          00 (Funds of Managed Accounts), PF


 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)     [ ]

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES               7  SOLE VOTING POWER                  9,450
BENEFICIALLY                   8  SHARED VOTING POWER              840,000
OWNED BY EACH                  9  SOLE DISPOSITIVE POWER             9,450
REPORTING PERSON WITH         10  SHARED DISPOSITIVE POWER         840,000


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          849,450

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.30%

14       TYPE OF REPORTING PERSON*

          IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                  2 of 7

                                                             Page 4 of 11 Pages


ITEM 1.           SECURITY AND ISSUER.
                  This statement relates to the common stock, $.01 par value (the "Common Stock") of Westcott Communications, Inc., a Texas corporation whose principal executive offices are located at 1303 Marsh Lane, Carrollton, Texas 75006.

ITEM 2.           IDENTITY AND BACKGROUND.
                  (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

                                                             Page 5 of 11 Pages


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  An aggregate of $13,532,335.99 of the funds of the Managed Accounts (as hereinafter defined), $1,394,013.25 of the personal funds of Mr. Smith, and $135,663.75 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.

ITEM 4.           PURPOSE OF TRANSACTION.
                  As set forth in Item 5, Mr. Smith beneficially owns 913,540 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"), and Mr. Tryforos beneficially owns 840,000 shares in his capacity as investment manager for four of the Managed Accounts. The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees), a private investment general partnership of which Mr. Smith is a general partner, certain family members, certain trusts for the benefit of certain family members of Mr. Smith and a private charitable foundation established by Mr. Smith. Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts; and Mr. Smith and Mr. Tryforos have acquired their respective Personal Shares for investment purpose. Depending upon market conditions, evaluation of alternative investments, and such other

                                                              Page 6 of 11 Pages


factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
                  (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1995 that 19,746,565 shares of Common Stock were outstanding as of November 8, 1995) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 1,013,540 (5.13%); Mr. Tryforos -- 849,450 shares (4.30%). All of such shares are held in the Managed Accounts, except for the Personal Shares.
                  (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 173,540 shares of Common Stock. Mr. Tryforos has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 9,450 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power

                                                              Page 7 of 11 Pages


to dispose or to direct the disposition of 840,000 shares of Common Stock.
                  (c) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 368,290 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the over-the-counter market as follows:


                                    NUMBER OF SHARES
DATE OF PURCHASE                        PURCHASED                               PRICE PER SHARE
----------------                    -----------------                           ---------------
1/17/96                                     20,000                                      13.8750
1/18/96                                     30,000                                      14.8540
1/19/96                                     20,000                                      15.2810
1/22/96                                     10,000                                      15.1880
1/23/96                                     20,000                                      15.7030
1/24/96                                     27,500                                      16.0910
1/25/96                                     12,500                                      16.2000
1/26/96                                      5,000                                      16.2500
1/29/96                                     55,000                                      16.1250
2/2/96                                      10,000                                      13.8750
2/5/96                                         140                                      13.6250
2/5/96                                         100                                      13.7500
2/7/96                                       1,000                                      13.6250
2/7/96                                         100                                      13.7500
2/8/96                                      20,000                                      13.6562
2/9/96                                     100,000                                      13.8901
2/12/96                                     20,000                                      13.9380
2/13/96                                      5,500                                      13.6250
2/21/96                                      6,450                                      13.1650
2/21/96                                      5,000                                      13.7500

                   (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.
                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract,

                                                              Page 8 of 11 Pages


arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
                  1. Agreement relating to the joint filing of Statement on Schedule 13D dated February 22, 1996 as required by
Rule 13d-1(f).

                                                              Page 9 of 11 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 1996

                                               /s/ Thomas W. Smith
                                                    Thomas W. Smith


                                              /s/ Thomas N. Tryforos
                                                    Thomas N. Tryforos

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX



                                                                                SEQUENTIALLY
DOCUMENT                                                                        NUMBERED PAGE


1.       Agreement relating to the joint                                                11
         filing of Statement on Schedule
         13D dated February 22, 1996 as
         required by Rule 13d-1(f).
